As filed with the Securities and Exchange Commission on January 30, 2018

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

FS GLOBAL CREDIT OPPORTUNITIES FUND—T2
(Name of Subject Company (Issuer))

FS GLOBAL CREDIT OPPORTUNITIES FUND—T2
(Names of filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest,
Par Value $0.001 per share
(Title of Class of Securities)

30296B 105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael C. Forman
President and Chief Executive Officer
FS Global Credit Opportunities Fund—T2
201 Rouse Boulevard
Philadelphia, PA 19112
(215) 495-1150
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
James A. Lebovitz, Esq.
David J. Harris, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Tel: (215) 994-4000
Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$116,238.68	$14.48*

*	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14.48
Form or Registration No.: Schedule TO
Filing Party: FS Global Credit Opportunities Fund—T2
Date Filed: December 11, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 11, 2017 by FS Global Credit Opportunities Fund—T2, a Delaware statutory trust (the “Company”), as supplemented and amended by Amendment No. 1 to Schedule TO-I (“Amendment No. 1”), filed with the U.S. Securities and Exchange Commission on January 18, 2018 by the Company in connection with the offer by the Company to purchase up to the number of the Company’s common shares of beneficial interest, par value $0.001 per share (the “Shares”) that the Company can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan prior to the expiration date of the Offer (as defined below). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated December 11, 2017, and the related Letter of Transmittal (together, the “Offer”).  This Amendment No. 2 amends and restates Amendment No. 1 in its entirety. The Offer expired at 3:00 P.M., Central Time, on January 10, 2018, and a total of 1,686.016 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 1,686.016 Shares validly tendered and not withdrawn at a price equal to $7.5315 per Share (an amount equal to the net asset value per Share as of December 29, 2017, the most recent date on which Shares were issued pursuant to the Company’s distribution reinvestment plan) for an aggregate purchase price of approximately $12,698.23. Repurchased Shares may be subject to a contingent deferred sales charge, as described in the Offer. The contingent deferred sales charge, if applicable, was calculated based upon the lesser of the net asset value of such Shares as of January 12, 2018 (the date of repurchase) and the public offering price at the time such Shares were purchased.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2018

FS GLOBAL CREDIT OPPORTUNITIES FUND—T2

By:	/s/ STEPHEN S. SYPHERD
Name: Stephen S. Sypherd
Title: Vice President, Treasurer and Secretary

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